Exhibit 5.1

79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto, Ontario M5K 1N2 Canada
P. 416.865.0040 | F. 416.865.7380

www.torys.com

November 17, 2021

Ladies and Gentlemen:

RE:	The Very Good Food Company Inc.

We are Canadian legal counsel to The Very Good Food Company Inc. (the “Company”). We advise you as follows in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to common shares in the capital of the Company (the “Common Shares”) issuable pursuant to the Company’s stock option plan dated March 17, 2021 (the “Stock Option Plan”).

In connection herewith, we have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed, including:

(a)	the notice of articles and articles of the Company;

(b)	the Stock Option Plan;

(c)	the resolutions of the board of directors and of the shareholders of the Company approving the Stock Option Plan;

(d)	the resolutions of the board of directors of the Company authorizing the Form S-8; and

(e)	a certificate of an officer of the Company dated the date hereof as to certain factual matters (the “Officer’s Certificate”).

For the purposes of this opinion, we have assumed, without any investigation or verification:

(a)

with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarized, electronic or conformed copies or facsimiles and the authenticity of the originals of such certified, notarized, electronic or conformed copies or facsimiles;

(b)

that all Common Shares issued under the Stock Option Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Company would have received if the Common Shares had been issued for money; and

(c)	the accuracy of the Officer’s Certificate.

We advise you that we are members of the Law Society of British Columbia and we do not hold ourselves out as experts in, or purport to render any opinion under, the laws of any jurisdiction other than the laws of the Provinces of British Columbia and the laws of Canada applicable therein.

Based on and subject to the foregoing, we are of the opinion that the Common Shares to be issued pursuant to the Stock Option Plan, if and when issued in accordance with the terms and conditions of the Stock Option Plan, will be validly issued as fully paid and non-assessable shares of the Company.

The opinions expressed above are given as at the date above, and we have no obligation to update this opinion should the law applicable to any opinions expressed above change after the date of this opinion.

We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours truly,

/s/ Torys LLP

DB